FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: March 15th, 2005	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel successfully lengthened the maturity of its revolving credit facility and reduced its cost

Paris, 15 March 2005 — Alcatel (Paris : CGEP.PA and NYSE : ALA) today announced that it has successfully completed the amendment of its existing undrawn EURO 1.3 billion syndicated 3-year revolving credit facility to benefit from the attractive conditions prevailing in the loan market.

The amendment consisted in lengthening the maturity of the facility from June 2007 to June 2009 with a possible extension until 2011, cancelling one of the two financial covenants and reducing the cost of the facility.

Alcatel, which received EUR 1.18 billion commitments from 22 banks, decided to reduce its overall amount to EURO 1 billion.

The facility, which is undrawn for the time being, may be used for general corporate purposes.
The list of participants is as follows:

Mandated Lead Arrangers:	Co-Arrangers:
ABN AMRO Bank N.V.	Banco Bilbao Vizcaya Argentaria, S.A.
BNP Paribas	Commerzbank AG
SG Corporate & Investment Banking	Crédit Industriel et Commercial
Credit Suisse First Boston International
Arrangers:	Fortis Banque France
HVB Group
Bank of America, NA	ING
HSBC CCF	Merrill Lynch Capital Markets Bank Limited
CDC Ixis	The Bank of Tokyo-Mitsubishi, Ltd.
Calyon Corporate and Investment Bank	The Royal Bank of Scotland Plc
Citigroup	Sumitomo Mitsui Banking Corporation Paris
Deutsche Bank	Branch
Natexis Banques Populaires
WestLB

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion in 2004, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 11 79 Tel :+ 33 (0)1 40 76 49 24	aurelie.boutin@alcatel.com regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 5220	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 3732	nicolas.leyssieux@alcatel.com
Maria Alcon Charlotte Laurent-Ottomane	Tel : +33 (0)1 40 76 1517 Tel : +1 703 668 3571	maria.alcon@alcatel.com charlotte.laurent-ottomane@alcatel.com